UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A†

Under the Securities Exchange Act of 1934
(Amendment No. 1†)

NAVITAS SEMICONDUCTOR CORPORATION
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

63942X106
(CUSIP Number)

March 14, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†     This joint filing constitutes (i) amendment no. 1 to the Schedule 13G filed by Ranbir Singh on August 25, 2022 and (ii) the initial Schedule 13G filing by SiCPower, LLC. See Explanatory Note.

(continued on following pages)

CUSIP No. 63942X106	SCHEDULE 13G	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS Ranbir Singh
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The reporting person is a U.S. citizen.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,883,161(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,883,161(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,883,161(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%(2)
12		TYPE OF REPORTING PERSON IN
(1)    18,645,603 of the reported shares were initially acquired by Ranbir Singh individually and 6,237,558 of the reported shares were initially acquired by an irrevocable trust for which Dr. Singh acted as grantor (the “Trust”), in each case from the Issuer on August 15, 2022, in partial consideration for the Issuer’s acquisition of GeneSiC Semiconductor Inc., a Delaware corporation which, immediately prior to the acquisition, was 100% owned by Dr. Singh and the Trust. Dr. Singh and the Trust transferred the reported shares in private transactions on March 14, 2023 and March 23, 2023, respectively, to SiCPower, LLC, a Delaware limited liability company of which the Trust is the sole member and Dr. Singh is the sole manager, with sole voting and dispositive power over the reported shares. This Schedule 13G is being filed jointly by Dr. Singh and SiCPower, LLC pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
(2)    Percentage reflects the number of shares outstanding as set forth in the Issuer’s most recent quarterly report.

CUSIP No. 63942X106	SCHEDULE 13G	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS SiCPower, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The reporting person is a Delaware limited liability company.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,883,161(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,883,161(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,883,161(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%(2)
12		TYPE OF REPORTING PERSON OO
(1)    18,645,603 of the reported shares were initially acquired by Ranbir Singh individually and 6,237,558 of the reported shares were initially acquired by an irrevocable trust for which Dr. Singh acted as grantor (the “Trust”), in each case from the Issuer on August 15, 2022, in partial consideration for the Issuer’s acquisition of GeneSiC Semiconductor Inc., a Delaware corporation which, immediately prior to the acquisition, was 100% owned by Dr. Singh and the Trust. Dr. Singh and the Trust transferred the reported shares in private transactions on March 14, 2023 and March 23, 2023, respectively, to SiCPower, LLC, a Delaware limited liability company of which the Trust is the sole member and Dr. Singh is the sole manager, with sole voting and dispositive power over the reported shares. This Schedule 13G is being filed jointly by Dr. Singh and SiCPower, LLC pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
(2)    Percentage reflects the number of shares outstanding as set forth in the Issuer’s most recent quarterly report.

CUSIP No. 63942X106	SCHEDULE 13G	Page 4 of 6 Pages

Explanatory Note

This filing constitutes (i) amendment no. 1 on Schedule 13G/A to the Schedule 13G filed by Ranbir Singh with the Securities and Exchange Commission (the “SEC”) on August 25, 2022 with respect to the reported shares and (ii) the initial Schedule 13G filing by SiCPower, LLC, a Delaware limited liability company (“SiCPower”). The sole member of SiCPower is an irrevocable trust for which Dr. Singh acted as grantor (the “Trust”). The sole manager of SiCPower is Dr. Singh, with sole voting and dispositive power over the reported shares. As  disclosed in note 1 to the cover page for each reporting person, Dr. Singh and the Trust transferred the reported shares to SiCPower in private transactions on March 14, 2023 and March 23, 2023. The reporting persons are filing this statement jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 1.	(a) Name of Issuer Navitas Semiconductor Corporation, a Delaware corporation

(b) Address of Issuer’s Principal Executive Offices 3520 Challenger Street Torrance, CA 90503-1640

Item 2.	(a) Name of Person Filing Ranbir Singh SiCPower, LLC

(b) Address of Principal Business Office or, if None, Residence

For Ranbir Singh:
43670 Trade Center Place, Suite 155
Dulles, VA 20166

For SiCPower, LLC:
c/o Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808-1674

(c) Citizenship Ranbir Singh is a U.S. citizen and SiCPower, LLC is a Delaware limited liability company.

(d) Title of Class of Securities Class A Common Stock, par value $0.0001 per share

(e) CUSIP No.: 63942X106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP No. 63942X106	SCHEDULE 13G	Page 5 of 6 Pages

Item 4.	Ownership Please refer to the beneficial ownership information set forth in Rows 5-9 and 11 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2023
/s/ Ranbir Singh
Ranbir Singh

SICPOWER, LLC
	By:	/s/ Ranbir Singh
Ranbir Singh
Manager

CUSIP No. 63942X106	SCHEDULE 13G	Page 6 of 6 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees that the statement on Schedule 13G (including all amendments thereto) with respect to the beneficial ownership of Class A Common Stock, par value $0.0001 per share, of Navitas Semiconductor Corporation, to which this agreement is attached as an exhibit, is filed by and on behalf of each such person and that any amendments thereto will be filed on behalf of each such person.

Date: March 24, 2023
/s/ Ranbir Singh
Ranbir Singh

SICPOWER, LLC
	By:	/s/ Ranbir Singh
Ranbir Singh
Manager